SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[October 6, 2004]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑       Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_________________

SIGNATURES

SIGNATURES

Date October 6, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo Executive Vice President and CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

METSO AND ALBANY INTERNATIONAL REACH NEW BUSINESS ACCORD

(Helsinki, Finland, October 6, 2004) – Metso Corporation’s (NYSE: MX; HEX: MEO) fiber and paper technology business area Metso Paper and Albany International Corp. have agreed to expand the scope of their cooperation in specified areas of paper and board making processes and paper machine clothing on a non-exclusive basis. The companies have been engaged in a technological cooperation for several years and entered into a commercial agreement in 2000. The current agreement replaces the previous agreements.

Sale of new paper machines, rebuilds and services to existing machines can now include the supply of paper machine clothing and process belts as well as the support of both the Metso and Albany application and service teams. By expanding the scope of the business Metso Paper and Albany International expect to further take advantage of the complementary aspects of the business and technologies for the two companies.

Albany International is the world’s largest producer of paper machine clothing and high performance doors with manufacturing plants in 15 countries and worldwide sales network. In 2003, the net sales of Albany International were USD 869 million.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The Corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2003, the net sales of Metso Corporation were EUR 4.3 billion. It has approximately 26,000 employees in 50 countries. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:

Heikki Ilvespää, Vice President, Paper Machines unit, Metso Paper, tel +358 40 841 5472 Leo Allo, Senior Vice President, Communications, Metso Paper, tel. +358 40 544 9509 Helena Aatinen, Senior Vice President, Corporate Communications and Stakeholder Relations, Metso Corporation, tel. +358 204 84 3004

or

USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.